Filed by ECLIPSYS CORPORATION
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation. Commission File No. 000-24539

Eclipsys Corporate Intranet Home Page Post ~2:10 a.m.

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Eclipsys and Allscripts Announce a Merger to Form One Company

This morning, Eclipsys and Allscripts announced that the two companies have signed an agreement to merge and form one company. This transaction will bring together our leading inpatient, and ambulatory solution businesses to form a dynamic new company that will offer a comprehensive portfolio of solutions for healthcare organizations of every size and setting

Here is what is exciting about this opportunity:

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We’re combining two great companies to form the largest footprint in ambulatory, acute and post-acute care settings. This will provide our clients the benefit of working with one company to accelerate cost-effective, seamless connection across vast care communities – to meet “Meaningful Use” criteria and pave the way for better outcomes for the long term. Together, we will have an impressive client base of nearly 180,000 U.S. physicians, more than 1,500 hospitals, and 10,000 post-acute organizations, which will have the unprecedented ability to seamlessly connect physicians, other care providers and patients regardless of where care is provided.

•	Exciting opportunities for you. Combining our exceptional companies will offer new, interesting challenges for you, as we will be able to take advantage of the many new market opportunities.

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Our open platform approach will be stronger than ever. Since Eclipsys and Allscripts solutions are built on a Microsoft platform, we will be able to integrate our solutions quickly, with a common look and feel, and with access to a comprehensive common database.

What’s Next?

Until the merger receives regulatory and shareholder approvals, Eclipsys and Allscripts will be working as two separate organizations, with business as usual. We expect everyone to continue providing the excellent service that our clients are accustomed to.

You’ll likely have a lot of questions in the coming days and weeks as we move forward. We’ll be communicating frequently on Lighthouse as information becomes available.

Visit the New One Company Web Site

In the meantime, check out the new one company web site, www.oneallscriptseclipsys.com. There you will find the news release and an FAQ that will give you more information on this new chapter in Eclipsys’ history.

Join the Town Hall at 11:00 a.m. Eastern Time, Wednesday, June 9

Please check your email for an e-mail from Phil Pead, Eclipsys’ president and chief executive officer, and an Outlook invite to join the Town Hall meeting that will be hosted at the following locations.

(insert location grid here – same as outlook invite information.)

Play Back

For those employees who are unable to join, a playback of the Town Hall video will be posted on Lighthouse within 24 hours.

POST Town Hall Follow Up

•	Post Playback info

•	Add links to Employee FAQs and other relevant documents.

•	Create separate content section of the corporate intranet

•	Create hot link off home page to new content section

•	Create ‘button’ and capability to submit questions

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and

Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.